



The Sourlis Law Firm

Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+
Daniel Kobrinski, Esq., LLM+#

* Licensed in NJ
\+ Licensed in NY
\# Licensed in DC

The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

December 05, 2007

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20005
Attn: Suzanne Reilly, Attorney

RE: Rootlevel Holdings, Inc.
Offering Statement on Form 1-A
Filed October 26, 2007
File No.: 24-10191

Dear Ms. Reilly:

Below please find our responses to the Staff's comment letter, dated November 15, 2007 (the "Comment Letter"), regarding the above-captioned Offering Statement on Form 1-A (the "Form 1-A") filed by our client, Rootlevel Holdings, Inc., a Delaware corporation (the "Company"). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Form 1-A pursuant to the Comment Letter and has filed Amendment No. 1 to the Form 1-A with the SEC today ("Amendment No. 1"). A copy of Amendment No. 1, marked to show changes from originally filed Form 1-A, accompanies this response letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm

Virginia K. Sourlis

Virginia K. Sourlis, Esq.

Notification

1. *Please expand item 4(b) to indicate whether the offering will be registered in the specified jurisdictions. If the offering will not be registered, please indicate the exemption from registration to be relied upon in making the offering in these jurisdictions.*

Response:

Per comment #1, we have amended Item 4(b) to state the following:

"The Company will not be qualifying these shares for sale with the governing agencies in the respective jurisdictions mentioned above. All sales being made to non-U.S. investors residing outside of the United States shall be conducted pursuant to Regulation S, promulgated under the Securities Act of 1933, as amended.

The Company will consult with Canadian counsel to ensure compliance with the applicable foreign governing regulations in each jurisdiction.

The securities being registered in this offering will not be sold to any citizens of the United States."

Business and Properties, page 30

2. *Please remove the sales forecast projections included in your filing. Projections may be included when based on reasonable assumptions and related to historical results. As you do not have historical revenues and the funding from your offering is uncertain, projections do not appear appropriate.*

Response:

Per Comment #2, all references to sales forecasts and projections have been removed from the filing. Included in this response is a marked version of the first amendment to the 1-A. The document's changes have been tracked for ease of verification.

3. *The responses to item 4(a) and 9(b) do not appear to agree. According to 9(b), the first proceeds from the offering will be allocated to "business marketing, advertising and promotion" while the first activity set forth under item 4(a) is software development. Please revise as appropriate.*

Response:

The response in Item 4(a) is correct and has not been altered. Per Comment #3, the response in Item 9(b), which references Item 9(a), has been revised and is now consistent with 4(a).

The Company's management believes that the most important issue and milestone to be first attained is the finalization and launching of the Company's website software, which essentially is the Company's product. Consistent with this milestone, the first $918,054.80 of funds received from this offering shall be designated towards attaining this milestone.

4. *Please expand the response to item 4(a) to quantify the anticipated costs of the listed milestones.*

Response:

Per Comment #4, the Table on page 56, the "Rootlevel Holdings, Inc. Execution Plan Timeline 2007", has been expanded to quantify the anticipated costs of the milestones.

Use of Proceeds, page 62

5. *Please revise the table to agree with the format in item 9 of Offering Circular Model A. In this regard, we do not understand the line item "Net Proceeds from Offering" or the $620,605 amount. The four uses of proceeds listed above that line item also appear to be uses of net proceeds. Please revise your table as appropriate.*

Response:

Per Comment #5, we have revised the Use of Proceeds Table to be consistent with the proper formatting as prescribed by Offering Circular Model A, Item 9.

6. *Please explain the sentence following the table, which begins "these figures are subject to change...." If retained, please provide the disclosure required by Item 5 of Offering Circular Model B, Instruction 6.*

Response:

Per Comment #6, the statement is not necessary and has been removed. The Company will abide by the designations made in the respective amounts as listed.

7. *As the amount to be received in the offering appears uncertain, please revise the response to item 11.*

Response:

Per Comment #7, we have revised Item 11 to include the following:

"As the Company is currently in its early stages of operations and business development, the Company currently has clash flow and liquidity problems, and anticipates having such problems within the next twelve months.

The Company is not currently in breach or default of any note, loan, lease or other form of indebtedness, nor does it anticipate have such problems within the next proceeding twelve months.

The Company is not currently subject to any unsatisfied judgments, liens, or settlements, nor does it anticipate being subject to such in the next proceeding twelve months."

Plan of Distribution

8. *Please provide the disclosure required by Item 507 of Regulation S-B.*

Response:

Per Comment #8, a table listing the requisite information required by Item 507 of Regulation S-B has been included on page 72, at the end of Section "Plan of Distribution."

Accountants' compilation report

9. *Please delete the accountant's compilation report and the references to the compilation report in your financial statements and other parts of the offering circular. Please confirm to us that the financial statements will be included in the offering circular distributed to potential investors.*

Response:

Per Comment #9, the accountant's compilation report and the references to the compilation report in the financial statements and the 1-A have been removed.

The Company will ensure that the financial statements are to be distributed with the Offering Circular to potential investors, in all instances.

Legality Opinion

10. *Please remove the limitations set forth in paragraphs a. and g.*

Response:

Per Comment #10, the Legal Opinion has been revised. Please find attached one copy marked to show the changes, as well as a revised copy in normal format.